

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Fred Covely
Chief Executive Officer
Grey Cloak Tech Inc.
10300 W. Charleston
Las Vegas, NV 89135

> **Re:** **Grey Cloak Tech Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 12, 2015**
> **File No. 333-202542**

Dear Mr. Covely:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Prospectus, page 5

1. We note your response to prior comment 6 and reissue the comment, in part. We note your statement that the base version of the software was modified for your customer and that the software is available, but it is unclear whether your software is operational and available for sale to be used by other companies. Please revise to clarify. Also revise to disclose your net losses for the most recent period and your accumulated deficit.

2. We note your response to prior comment 7 and reissue the comment. In this regard, we note the statement on page 8 that based on your cash position of $295,913, your management believes the company will be able to maintain operations for a period of twelve months. However, on page 38, you state that "[t]he minimum period of time we will be able to conduct planned operations using currently-available capital resources is approximately eight months." Please state the minimum period of time that you will be

able to conduct planned operations using currently-available capital resources in the prospectus summary and revise to clarify the two statements referenced above.

Risk Factors, page 8

3.   We note your response to prior comment 9 and reissue the comment. In this regard, we note that many of your risk factors continue to repeat the same risks in multiple risk factors. We note, for example, the following risk factors.

- "General domestic and international economic conditions…," on page 8 repeats the risks contained in "[e]conomic uncertainties or downturns could materially adversely affect our business" on page 18.
- "Some of our competitors have significantly greater financial and marketing resources…," on page 8 repeats the risks contained in "[w]e face intense competition…," on page 16.
- "Our controlling stockholders have significant influence over the company," on page 9 repeats the risks contained in "[o]ur [o]fficers and [d]irectors [c]urrently [o]wn 69.9%...," on page 13.

Please revise to avoid repetition and consolidate the risk factors. Furthermore, certain of your risk factors are overly broad. We note, for example, the following risk factors:

- "The company has limited operating history…," on page 15; and
- "If we fail to address the risks and difficulties…" on page 15.

Please revise so that each risk factor subheading conveys a specific harm that you would incur should the risks or facts disclosed materialize.

Selling Security Holders, page 21

4.   We note you response to prior comment 12. Please revise the disclosure on page 22 to state that the selling stockholder table is as of March 31, 2015, as it currently states that the selling stockholder table is as of February 9, 2015.

Selling Stockholders, page 22

5.   We note that you have removed KBK Ventures Inc. and Victory Fund LLC from the selling stockholder table and attributed the share ownership to Messrs. Bromberg and Rudden, respectively. To the extent KBK and Victory are offering shares held in their name, the entities should remain listed in the selling stockholder table, and the number of shares offered by each entity should be listed separately. Beneficial ownership may be attributed to Messrs. Bromberg and Rudden under the "Number of Common Shares Beneficially Owned Before Offering" and "Number of Common Shares beneficially Owned If All Shares Are Sold In The Offering" columns. Please revise, or advise.

6.   We note your disclosure identifying the individuals who manage each of KBK Ventures Inc., Victory Fund LLC, Glaxious Group LLC, First Capital Properties and Village Partners LLC. Please revise to identify the individual who holds voting power with respect the shares held by each entity.

7.   Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your table is accurate in this regard and confirm this in your response letter. Refer to Rule 13d-3 under the Exchange Act and SEC Release 33-4819.

Information with Respect to the Registrant

Description of Business, page 28

8.   You state on page 36 that you entered into a contract for sale of your software and consulting services. Please revise to discuss the consulting services you offer.

Technology, page 29

9.   Please tell us whether there is an agreement that governs your use of the Amazon storage area network, and if so, what consideration you have given to filing the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Dependence on one or a few major customers, page 31

10.   While we note your statement that you "do not expect to be dependent on any one client," since you only have one customer, it appears that you are dependent on this customer. Please revise. See Item 101(h)(4)(vi) of Regulation S-K. Additionally, please file the agreement governing the relationship with this customer, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Description of Property

11.   Please file the lease agreement as an exhibit. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operation

Hiring sales people, page 36

12.   Please revise your disclosure to define the abbreviations "B2B" on page 36 and "SEO" and "PPC" on page 37.

Results of Operations, page 38

13.   Please expand to discuss in detail the nature of the operating expenses incurred during the periods.

Certain Relationships and Related Transactions, page 42

14.   We note your response to prior comment 20 and the revised disclosure on page 43. Please revise to summarize the consulting services received by the company from Messrs. Bossung and Silver and the company owned by Mr. Bossung.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 or Stephen G. Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202)551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor